UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                 )*

PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Arlington Fund Limited Partnership I.R.S. # 04-3697023
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 26
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 26
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.4%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Brattle Fund Limited Partnership I.R.S.# 04-3280004
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 2
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 2
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.3%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Dover Fund Limited Partnership I.R.S. # 20-0690055
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 6.5
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 6.5
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6.5
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.1%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Franklin Fund LLC I.R.S.# 20-5835494
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 16.0477
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 16.0477
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16.0477
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.7%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Lexington Fund Limited Partnership I.R.S. # 04-3526768
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 7.4643
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 7.4643
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7.4643
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Resource Plymouth Fund LLC I.R.S.# 26-2789571
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MA
	5	Sole Voting Power 16.5892
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 0
REPORTING PERSON WITH	7	Sole Dispositive Power 16.5892
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16.5892
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.8%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James E. Brooks
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 2
REPORTING PERSON WITH	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.3%
12	Type of Reporting Person (See Instructions) IN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eggert Dagbjartsson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power 7.4643
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 67.1369
REPORTING PERSON WITH	7	Sole Dispositive Power 7.4643
	8	Shared Dispositive Power 67.1369
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74.6012
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP No.      Not Applicable

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Victor J. Paci
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	6	Shared Voting Power 65.1369
REPORTING PERSON WITH	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 65.1369
9	Aggregate Amount Beneficially Owned by Each Reporting Person 65.1369
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP No.      Not Applicable

Item 1.

(a)     Name of Issuer:

Presidential Associates I Limited Partnership

(b)     Address of Issuer’s Principal Executive Offices:

1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138

Item 2.

(a).    Name of Person Filing:

Equity Resource Arlington Fund Limited Partnership
Equity Resource Brattle Fund Limited Partnership
Equity Resource Dover Fund Limited Partnership
Equity Resource Franklin Fund LLC
Equity Resource Lexington Fund Limited Partnership
Equity Resource Plymouth Fund LLC
James E. Brooks
Eggert Dagbjartsson
Victor J. Paci

(b).    Address of Principal Business Office, or if None, Residence:

1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138

(c).    Citizenship:

Equity Resource Arlington Fund Limited Partnership – a Massachusetts limited partnership
Equity Resource Brattle Fund Limited Partnership – a Massachusetts limited partnership
Equity Resource Dover Fund Limited Partnership – a Massachusetts limited partnership
Equity Resource Franklin Fund LLC – a Massachusetts limited liability company
Equity Resource Lexington Fund Limited Partnership – a Massachusetts limited partnership
Equity Resource Plymouth Fund LLC – a Massachusetts limited liability company
James E. Brooks – United States citizen
Eggert Dagbjartsson – United States citizen
Victor J. Paci – United States citizen

(d).    Title of Class of Securities:

Units of Limited Partnership Interest

(e).    CUSIP Number:

None

Item 3.  If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)       [   ]           Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

CUSIP No.      Not Applicable

(b)       [   ]           Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)       [   ]           Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)       [   ]           Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)       [   ]           An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)        [   ]           An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)       [   ]           A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)       [   ]           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)        [   ]           A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)        [   ]           Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

Equity Resource Arlington Fund Limited Partnership:    26
Equity Resource Brattle Fund Limited Partnership:    2
Equity Resource Dover Fund Limited Partnership:    6.5
Equity Resource Franklin Fund LLC:    16.0477
Equity Resource Lexington Fund Limited Partnership:    7.4643
Equity Resource Plymouth Fund LLC:    16.5892
James E. Brooks:    2
Eggert Dagbjartsson:    74.6012
Victor J. Paci:    65.1369

(b)     Percent of class:

Equity Resource Arlington Fund Limited Partnership:    4.4%
Equity Resource Brattle Fund Limited Partnership:    0.3%
Equity Resource Dover Fund Limited Partnership:    1.1%
Equity Resource Franklin Fund LLC:    2.7%
Equity Resource Lexington Fund Limited Partnership:    1.3%
Equity Resource Plymouth Fund LLC:    2.8%
James E. Brooks:    0.3%
Eggert Dagbjartsson:    12.6%
Victor J. Paci:    11.0%

CUSIP No.      Not Applicable

(c)     Number of shares as to which Equity Resource Arlington Fund Limited Partnership has:

(i)       Sole power to vote or to direct the vote    26

(ii)      Shared power to vote or to direct the vote    0

(iii)     Sole power to dispose or to direct the disposition of    26

(iv)     Shared power to dispose or to direct the disposition of    0

Number of shares as to which Equity Resource Brattle Fund Limited Partnership has:

(i)       Sole power to vote or to direct the vote    2

(ii)      Shared power to vote or to direct the vote    0

(iii)     Sole power to dispose or to direct the disposition of    2

(iv)     Shared power to dispose or to direct the disposition of    0

Number of shares as to which Equity Resource Dover Fund Limited Partnership has:

(i)        Sole power to vote or to direct the vote    6.5

(ii)       Shared power to vote or to direct the vote    0

(iii)      Sole power to dispose or to direct the disposition of    6.5

(iv)      Shared power to dispose or to direct the disposition of    0

Number of shares as to which Equity Resource Franklin Fund LLC has:

(i)        Sole power to vote or to direct the vote    16.0477

(ii)       Shared power to vote or to direct the vote    0

(iii)      Sole power to dispose or to direct the disposition of    16.0477

(iv)      Shared power to dispose or to direct the disposition of    0

Number of shares as to which Equity Resource Lexington Fund Limited Partnership has:

(i)        Sole power to vote or to direct the vote    7.4643

(ii)       Shared power to vote or to direct the vote    0

(iii)      Sole power to dispose or to direct the disposition of    7.4643

(iv)      Shared power to dispose or to direct the disposition of    0

CUSIP No.      Not Applicable

Number of shares as to which Equity Resource Plymouth Fund LLC has:

(i)        Sole power to vote or to direct the vote    16.5892

(ii)       Shared power to vote or to direct the vote    0

(iii)      Sole power to dispose or to direct the disposition of    16.5892

(iv)      Shared power to dispose or to direct the disposition of    0

Number of shares as to which James E. Brooks has:

(i)        Sole power to vote or to direct the vote    0

(ii)       Shared power to vote or to direct the vote    2

(iii)      Sole power to dispose or to direct the disposition of    0

(iv)      Shared power to dispose or to direct the disposition of    2

Number of shares as to which Eggert Dagbjartsson has:

(i)        Sole power to vote or to direct the vote    7.4643

(ii)       Shared power to vote or to direct the vote    67.1369

(iii)      Sole power to dispose or to direct the disposition of    7.4643

(iv)      Shared power to dispose or to direct the disposition of    67.1369

Number of shares as to which Victor J. Paci has:

(i)        Sole power to vote or to direct the vote    0

(ii)       Shared power to vote or to direct the vote    65.1369

(iii)      Sole power to dispose or to direct the disposition of    0

(iv)      Shared power to dispose or to direct the disposition of    65.1369

James E Brooks and Eggert Dagbjartsson are the General Partners of Equity Resource Brattle Fund Limited Partnership (“Brattle Fund”).  As such, Messrs. Brooks and Dagbjartsson have voting and investment power with respect to the units of limited partnership interest of the issuer (the “Units”) held by the Brattle Fund, and therefore each of Messrs. Brooks and Dagbjartsson may be deemed to be a beneficial owner of the Units.

Eggert Dagbjartsson and Victor J. Paci are (i) the managing members of the sole member of ERI A LLC, the General Partner of Equity Resource Arlington Fund Limited Partnership (“Arlington Fund”), (ii) the managing members of the sole member of ERI D LLC, the General Partner of  Equity Resource Dover Fund Limited Partnership (“Dover Fund”), (iii) the Managing Members of ERF Fund XXIV GP LLC, which is the Manager of Equity Resource Franklin Fund LLC (“Franklin Fund”) and (iv)  the Managers of the sole member of ERF Manager LLC, which is the Manager of Equity Resource Plymouth Fund LLC (“Plymouth Fund”).  As such, Messrs. Dagbjartsson and Paci have voting and investment power with respect to the Units held by each of the Arlington Fund, Dover Fund, Franklin Fund and Plymouth Fund, and therefore each of Messrs. Dagbjartsson and Paci may be deemed to be a beneficial owner of the Units.

CUSIP No.      Not Applicable

Eggert Dagbjartsson is the General Partner of Equity Resource Lexington Fund Limited Partnership (“Lexington Fund”).  As such, Mr. Dagbjartsson has voting and investment power with respect to the Units held by the Lexington Fund, and therefore Mr. Dagbjartsson may be deemed to be a beneficial owner of the Units.

Messrs. Brooks, Dagbjartsson and Paci disclaim beneficial ownership of the Units, except to the extent of their respective pecuniary interest.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

See Exhibit 1 attached hereto and made a part hereof.

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.      Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 28, 2009

EQUITY RESOURCE ARLINGTON FUND LIMITED PARTNERSHIP

By: ERI A LLC, General Partner

By: Equity Resource Investments, LLC, Managing Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Manager

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By: ERI D, LLC, General Partner

By: ERF Fund XXII GP, LLC, Managing Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Managing Member

EQUITY RESOURCE FRANKLIN FUND LLC

By: ERF Fund XXIV GP LLC, Manager

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Managing Member

CUSIP No.      Not Applicable
EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE PLYMOUTH FUND LLC

By: ERF Manager LLC, Manager

By: Equity Resource Investments, LLC, sole Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Manager

/s/ James E. Brooks
James E. Brooks

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson

/s/ Victor J. Paci
Victor J. Paci

CUSIP No.      Not Applicable
EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Units of Limited Partnership Interest of Presidential Associates I Limited Partnership, and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 28th day of February, 2009.

EQUITY RESOURCE ARLINGTON FUND LIMITED PARTNERSHIP

By: ERI A LLC, General Partner

By: Equity Resource Investments, LLC, Managing Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Manager

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By: ERI D, LLC, General Partner

By: ERF Fund XXII GP, LLC, Managing Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Managing Member

CUSIP No.      Not Applicable
EQUITY RESOURCE FRANKLIN FUND LLC

By: ERF Fund XXIV GP LLC, Manager

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Managing Member

EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE PLYMOUTH FUND LLC

By: ERF Manager LLC, Manager

By: Equity Resource Investments, LLC, sole Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Manager

/s/ James E. Brooks
James E. Brooks

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson

/s/ Victor J. Paci
Victor J. Paci